FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       For the month     May      1998
                                     ------------


                                REUTERS GROUP PLC
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                 (Translation of registrant's name into English)


                    85 FLEET STREET, LONDON EC4P 4AJ, ENGLAND
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                    (Address of principal executive offices)


         [Indicate by check mark whether the registrant files or will file annual reports Form under cover Form 20-F or Form 40-F.]

                        Form 20-F  X     Form 40-F
                                  ---             ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                 Yes       No  X
                                    ---       ---

THIS REPORT IS INCORPORATED BY REFERENCE IN THE PROSPECTUSES CONTAINED IN POST EFFECTIVE AMENDMENT NO. 2 TO REGISTRATION STATEMENT NO. 33-16927 ON FORM S-8, POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT NO. 33-69694 ON FORM F-3, POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT NO. 33-90398 ON FORM S-8 AND POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT NO. 333-7374 ON FORM F-3 FILED BY THE REGISTRANT UNDER THE SECURITIES ACT OF 1933.

Contact:    Wendy Zajack                       Robert Crooke
            Media Relations                    Media Relations
            Reuters America Inc.               Reuters America Inc.
            (212) 603-3581                     (212) 603-3587
            wendy.zajack@reuters.com           robert.crooke@reuters.com

            Nancy Bobrowitz
            Investor Relations
            Reuters America Inc.
            (212) 603-3345
            nancy.bobrowitz@reuters.com


REUTERS UNVEILS COMPETITIVE NEW INFORMATION SYSTEM FOR US EQUITIES PROFESSIONALS
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NEW YORK, May 19, 1998--Reuters today launched Reuters Plus, a technically advanced and competitively priced information product that provides more extensive American equities fundamental and historical data than ever before in a Reuters product.

The new browser-based system, which also offers an attractive and flexible user interface to a generous array of third-party information sources, combined with a powerful real-time news and data package, will compete effectively across several key segments of the US equities market.

Reuters Plus users include a broad range of professionals in the US equities market, including domestically-oriented buy side analysts and fund managers, institutional sales people and retail firms.

"Reuters Plus greatly enhances our presence in the equities market in the United States, particularly among buy side institutional investors," said Davis Gaynes, Executive Vice President, Reuters America Holdings Inc. "This is the first truly American financial product designed by Reuters entirely to meet the information and analytical needs of financial professionals interested primarily in breadth and depth of coverage in American securities."

                                     -more-
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                                       -2-

The Reuters Plus system is completely open with a flexible interface that allows users to easily integrate their own proprietary functions with Reuters Plus information. By combining market data and third party information providers with a customer's intranet and the Internet, users get access to more of what they need in one place.

"Reuters Plus is a powerful product for integrating multiple sources of data into a single, flexible system," said John Furlong, senior vice president and director, Private Client Group technology, PaineWebber Incorporated. "It has an intuitive interface that aids system navigation and makes complex information easier to find and use."

Reuters Plus offers two levels of service: Level 1 which provides real-time data and Level 2 which builds on the Level 1 offering but also offers historical and fundamental data on US instruments along with access to third party information through Reuters Web, a secure, private global extranet.

Reuters Plus includes current price information from US exchanges as well as all the major international exchanges. Reuters Plus Level 2 will provide historical price data on US stocks only.

Reuters Plus provides content from a number of different third-party providers including: fundamental data on US stocks from Market Guide, mutual fund data from CDA Wiesenberger, CDA Spectrum institutional holdings data, earnings estimate data from IBES and Disclosure's Edgar service. In addition, numerous additional information services are available as add-ons such as Dow Jones news, research reports and earnings estimates from First Call, Reuters Broker Research and Reuters Business Briefing.

                                     -more-
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                                       -3-


The key features and benefits of Reuters Plus include:

     REUTERS PLUS LEVEL 1

     o 32-bit container which supports both client and third party applications such as Excel, Microsoft Word.
     o Reuters News and the ability to offer Dow Jones News commingled and searchable with Reuters news.
     o Internet browser included in the system to allow seamless integration of company intranet and Internet information with market data.
     o Personalized pages using Active X technology that allow users to view data from multiple applications and link different applications on one page to each other.
     o Dynamic time, sales & quotes application includes volume weighted average price, sequence numbers and condition codes.

     REUTERS PLUS LEVEL 2

     Level 2 provides users with all the benefits of Level 1 and features deeper fundamental data and functionality including:

     o Fundamentals from Market Guide providing 12 years of detailed financial statements on approximately 10,500 US companies.
     o Mutual fund data from CDA Wiesenberger and institutional holdings data from CDA Spectrum.
     o    Edgar information from Disclosure.
     o Consensus estimate data from IBES on approximately 5,500 companies with new data posted daily.
     o Ability to access First Call research reports and earnings estimates (add-on option) through Reuters Web.
     o Advanced filter/rank capability to sort fundamental data that is easy and logical to implement and includes more than 100 analytical data items and ratios available for filtering and ranking Market Guide's entire 10,500 stock universe or a subset determined by specific filter criteria.

The pricing for Level 1 real-time data is between $95-$175 per month (depending on additional services) and the cost of Level 2 which includes US fundamental data and access to Reuters Web, is $950 for the first terminal and $425 per month for the second through fourth, with volume discounts in levels from there.

                                     -more-
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                                       -4-

Reuters will continue to offer and enhance Securities 3000, its real-time and historical international equities offering, in the US. The 3000 series is targeted at the globally-focused user who is actively involved in cross border trading.

Reuters (NASDAQ:RTRSY) supplies 435,000 users located in 53,000 organizations in global business and news media with the widest range of information and news products including real-time financial data, transaction and risk management systems, numerical, textual, historical and graphical databases, news, news video and news pictures. Reuters designs and installs trading room systems. It extensively uses Internet technology for wider distribution of information and news. Reuters is the world's largest news and television agency with 2,036 journalists, photographers and cameramen in 174 bureaus serving 163 countries. News is published in 25 languages.

Additional information about Reuters Plus can be found on the Internet at www.reutersplus.com. For more information about Reuters visit www.reuters.com.

                                      # # #


REUTERS AND THE DOTTED AND SPHERE LOGOS ARE THE HOUSE TRADEMARKS OF REUTERS LIMITED.

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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                      REUTERS GROUP PLC
                                      -------------------------------------
                                                  (Registrant)


Dated: July 15, 1998                  BY:  /s/ J. B. Reid-Dodick
                                      -------------------------------------
                                      John B. Reid-Dodick
                                      Attorney-in-Fact